RECEIVED

1 November 2006

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate [redacted]
Stop 3-2
450 Fifth Street N.W.
Washington D.C. 20549

BY MAIL

08018692

SUPPL

Dear Sirs

RULE 12g3-2(b) No. : 82-2180
- ANNOUNCEMENT

We have pleasure in enclosing for your information, a copy of the Announcement in respect of the unaudited third quarter financial statement of the Group for 2006.

Please be informed that the Announcement is also available at the website of the Singapore Exchange Limited at **http://www.sgx.com.sg**.

Kindly acknowledge receipt by signing and returning the duplicate of this letter. Thank you.

Yours faithfully
for UOL GROUP LIMITED

Yeong Sien Seu
Deputy Company Secretary

PROCESSED
NOV 24 2006
THOMSON
FINANCIAL

enc.

cc. Mr Dennis Chung, The Bank of New York (Fax No. : 012 1 212 571 3050)

K:\4gracewong\letter\MEDIA\3rd-quarter results.doc
UOL\3.2.3 (gw\nur)

I/We acknowledge receipt of the above mentioned enclosure(s)

SIGNATURE: ....

NAME: ....

DATE: ....

华业集团有限公司
UOL Group Limited
Company Registration No. 196300438C

101 Thomson Road #33-00 United Square Singapore 307591
Tel: (65) 6255 0233 Fax: (65) 6252 9822

UNAUDITED THIRD QUARTER FINANCIAL STATEMENT

PART I - INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1, Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS

1(a)(i) An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year

		Group					
		Third Quarter Ended 30 September			Nine Months Ended 30 September		
	Notes	2006	2005	+ / (-)	2006	2005	+ / (-)
		$'000	$'000 (restated)	%	$'000	$'000 (restated)	%
Revenue	A	149,922	127,272	18	445,075	361,099	23
Cost of sales		(76,628)	(65,923)	16	(234,399)	(176,164)	33
Gross profit		73,294	61,349	19	210,676	184,935	14
Other gains							
- Miscellaneous	B	1,018	13,204	(92)	3,294	22,765	(86)
- Finance income	C	2,052	3,717	(45)	4,787	11,418	(58)
- Exceptional items	D	-	189	(100)	15,388	247	n.m.
Expenses							
- Marketing and distribution		(6,152)	(4,464)	38	(15,152)	(12,193)	24
- Administrative		(7,970)	(7,774)	3	(25,185)	(23,575)	7
- Finance	E	(8,527)	(4,739)	80	(18,476)	(22,527)	(18)
- Other operating		(14,578)	(14,955)	(3)	(40,458)	(39,829)	2
Share of results of associated companies		4,177	(1,006)	515	9,064	(1,041)	971
Profit before income tax	F	43,314	45,521	(5)	143,938	120,200	20
Income tax expense	G	(8,414)	(7,447)	13	(23,873)	(24,386)	(2)
Total profit		34,900	38,074	(8)	120,065	95,814	25
Attributable to:							
Equity holders of the Company		31,468	33,197	(5)	107,679	82,111	31
Minority interests		3,432	4,877	(30)	12,386	13,703	(10)
		34,900	38,074	(8)	120,065	95,814	25

n.m. : not meaningful

1(a)(ii) Notes to the Income Statement

	Group					
	Third Quarter Ended 30 September			Nine Months Ended 30 September		
	2006	2005	+ / (-)	2006	2005	+ / (-)
	$'000	$'000 (restated)	%	$'000	$'000 (restated)	%
A Revenue						
Revenue from property developments	36,423	26,640	37	122,462	60,569	102
Revenue from property investments	22,082	23,465	(6)	68,602	71,659	(4)
Gross revenue from hotel operations	75,632	66,832	13	213,445	186,916	14
Revenue from trading, retail and management services	2,420	2,814	(14)	7,863	7,256	8
Dividend income	13,365	7,521	78	32,703	34,699	(6)
	149,922	127,272	18	445,075	361,099	23
B Other miscellaneous gains						
Deferred income recognised	-	838	(100)	-	2,487	(100)
Gain on option relating to Exchangeable Notes	-	11,238	(100)	-	15,908	(100)
Other income	1,018	1,128	(10)	3,294	4,370	(25)
	1,018	13,204	(92)	3,294	22,765	(86)
C Finance income						
Interest income	1,721	2,729	(37)	4,622	8,759	(47)
Foreign exchange gain (net)	331	988	(66)	165	2,659	(94)
	2,052	3,717	(45)	4,787	11,418	(58)
D Exceptional items						
Gain on liquidation of subsidiaries (net)	-	74	(100)	-	132	(100)
Fair value reserve transferred to income statement upon return of capital from investee company	-	60	(100)	-	60	(100)
Gain on sale of available-for-sale financial assets						
- unlisted equity shares	-	55	(100)	-	55	(100)
Reversal of impairment losses upon disposal of an unlisted security	-	-	-	1,000	-	n.m.
Negative goodwill	-	-	-	14,388	-	n.m.
	-	189	(100)	15,388	247	n.m.
E Finance expense						
Interest expense	8,527	3,428	149	18,476	9,660	91
Dividend attributable to Noteholders upon exercise of Notes	-	(2,752)	(100)	-	-	-
Amortisation of bond discount relating to the Exchangeable Notes	-	4,063	(100)	-	12,867	(100)
	8,527	4,739	80	18,476	22,527	(18)
F Profit before income tax						
Profit before income tax is stated after charging:						
Depreciation and amortisation	9,457	9,374	1	27,234	26,153	4
G Income tax expense						
The charge for taxation includes the following :						
Underprovision/(overprovision) of tax in preceding financial years	-	33	(100)	(106)	33	(421)

H Comparatives

The income statements for third quarter 2005 and nine months ended 30 September 2005 have been restated to take into account the early adoption of amendments to FRS 21 in the audited financial statements for the year ended 31 December 2005. FRS 21 was amended to allow the exchange differences on a monetary item which forms part of a reporting entity's net investment in a foreign operation and which is not denominated in the functional currency of the reporting entity or the foreign operations to be taken to equity. Arising from the above, the restated total profit for third quarter 2005 and nine months ended 30 September 2005 are approximately $163,000 and $795,000 lower than that previously announced.

n.m.: not meaningful

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year

	The Group		The Company	
	30.09.06	31.12.05	30.09.06	31.12.05
	$'000	$'000 (restated)	$'000	$'000 (restated)
ASSETS				
Current assets				
Cash and bank balances	98,647	104,503	650	1,502
Trade and other receivables	44,535	29,348	18,469	2,184
Properties for sale under development	574,721	248,531	-	-
Inventories	5,545	5,132	-	-
Available-for-sale financial assets	473,334	400,968	473,334	400,968
Other current assets	7,110	18,972	506	298
Current income tax assets	1,837	1,448	-	-
	1,205,729	808,902	492,959	404,952
Non-current assets				
Trade and other receivables	85,081	83,084	436,179	323,787
Available-for-sale financial assets	417,388	410,639	-	83,623
Associated companies	281,559	32,307	209,172	1,000
Subsidiaries	-	-	981,944	844,205
Investment properties	1,569,937	1,545,193	229,441	224,236
Property, plant and equipment	739,532	616,390	993	1,227
Intangibles	14,688	14,516	-	-
Deferred income tax assets	9,125	9,154	-	-
	3,117,310	2,711,283	1,857,729	1,478,078
Total assets	4,323,039	3,520,185	2,350,688	1,883,030
LIABILITIES				
Current liabilities				
Trade and other payables	92,670	86,003	8,406	5,901
Current income tax liabilities	95,376	100,778	78,572	79,530
Bank overdrafts	329	799	-	-
Bank loans	517,530	68,439	434,215	4,000
	705,905	256,019	521,193	89,431
Non-current liabilities				
Bank loans	630,793	518,504	-	-
Loans from subsidiaries	-	-	206,483	200,130
Loans from minority shareholders of subsidiaries	39,747	14,560	-	-
Rental deposits	14,602	12,628	1,401	1,309
Provision for retirement benefits	3,196	2,959	771	718
Deferred income tax liabilities	138,105	119,079	76,085	65,630
	826,443	667,730	284,740	267,787
Total liabilities	1,532,348	923,749	805,933	357,218
NET ASSETS	2,790,691	2,596,436	1,544,755	1,525,812
EQUITY				
Capital & reserves attributable to the Company's equity holders				
Share capital and share premium	1,070,789	1,068,264	1,070,789	1,068,264
Reserves	800,144	662,567	398,558	359,900
Retained earnings	681,553	633,368	75,408	97,648
	2,552,486	2,364,199	1,544,755	1,525,812
Minority Interests	238,205	232,237	-	-
Total Equity	2,790,691	2,596,436	1,544,755	1,525,812

1(b)(ii) Aggregate amount of group's borrowings and debt securities

	As At 30.9.06		As At 31.12.05	
	Secured	Unsecured	Secured	Unsecured
	$'000	$'000	$'000	$'000
Amount repayable in one year or less, or on demand	79,669	438,190	55,198	14,040
Amount repayable after one year	570,791	100,880	447,823	86,223

Details of any collateral

The borrowings are secured by mortgages on the borrowing subsidiaries' land and buildings, development properties for sale and/or hotel properties; and /or assignment of all rights and benefits with respect to the properties.

1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year

Consolidated Cash Flow Statement for the third quarter ended 30 September

	Notes	Group 3rd Quarter 2006 $'000	Group 3rd Quarter 2005 $'000 (restated)
Cash flows from operating activities			
Total profit		34,900	38,074
Adjustments for:			
Income tax expense		8,414	7,447
Non-cash items		4,592	9,594
Profit on properties for sale under development		(8,131)	(5,735)
Dividend and interest income		(15,086)	(10,250)
Dividend attributable to Noteholders written back		-	(2,752)
Interest expense		8,527	3,428
Gain on option relating to the Exchangeable Notes		-	(11,238)
Amortisation of bond discount relating to the Exchangeable Notes		-	4,063
Operating cash flow before working capital changes		33,216	32,631
Change in operating assets and liabilities			
Receivables		(2,689)	5,055
Inventories		(621)	(490)
Rental deposits		1,423	615
Payables		5,401	4,281
		3,514	9,461
Progress billings		11,376	31,733
Expenditure on properties under development	(i)	(188,576)	(49,343)
Retirement benefits paid		(20)	(50)
Income tax paid		(5,009)	(5,955)
Net cash (used in)/from operating activities		(145,499)	18,477
Cash flows from investing activities			
Net proceeds from disposal of property, plant and equipment		172	17
Proceeds from return of capital from available-for-sale financial assets		1,000	122
Net proceeds from disposal of available-for-sale financial assets	(ii)	5,783	716
Loan to associated company		(300)	(6,939)
Payment for interest in associated company		-	(300)
Payment to minority shareholders for purchase of shares in subsidiary	(iii)	(61,318)	(622)
Purchase of property, plant and equipment and investment properties		(14,624)	(15,129)
Retention monies (released) / withheld		(24)	736
Interest received		1,937	2,791
Dividends received		10,726	10,821
Net cash used in investing activities		(56,648)	(7,787)
Cash flows from financing activities			
Proceeds from issue of shares		495	45
Net proceeds from issue of shares to minority shareholders of subsidiary		300	-
Loan from minority shareholders of subsidiaries		18,357	6,634
Expenditure relating to bank borrowings		(345)	(475)
Zero Coupon Exchangeable Notes due September 2005		-	(497,716)
Net borrowings		195,353	115,704
Interest paid		(10,833)	(4,562)
Net cash from/(used in) financing activities		203,327	(380,370)
Net increase/(decrease) in cash and cash equivalents		1,180	(369,680)
Cash and cash equivalents at 1 July		94,219	543,424
Cash and cash equivalents at 30 September	(iv)	95,399	173,744

Notes to the Consolidated Cash Flow Statement

i. Expenditure on properties under development

The expenditure for the third quarter 2006 relates mainly to payment for the development of the Twin Regency, Newton Suites, Minbu and Regency Suites projects, and the purchase of the freehold property at Chay Yan Street and 999-year leasehold property at Duchess Walk, Singapore.

ii. Net proceeds from disposal of available-for-sale financial assets

This relates to the acceptance by subsidiary Hotel Negara Limited ("Hotel Negara") of the mandatory unconditional cash offer for the shares in Overseas Union Enterprise Limited held by Hotel Negara.

iii. Payment to minority shareholders for purchase of shares in subsidiary

This relates to purchase of additional shares from minority shareholders of Hotel Negara Limited pursuant to a mandatory unconditional cash offer and exercise of the Company's right of compulsory acquisition under Section 215(i) of the Companies Act, Chapter 50. As a result, Hotel Negara Limited became a wholly owned subsidiary of UOL Group Limited.

iv. Cash and cash equivalents

For the purposes of the consolidated cash flow statement, the cash and cash equivalents comprise the following:

	The Group	
	30.09.06	30.09.05
	$'000	$'000
Fixed deposits with financial institutions	79,094	157,336
Cash at bank and on hand	19,553	20,992
Cash and bank balances per balance sheet	98,647	178,328
Fixed deposits pledged as security	(2,919)	(4,453)
Bank overdraft (unsecured)	(329)	(131)
Cash and cash equivalents per consolidated cash flow statement	95,399	173,744

1(d)(i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year

Group Statement of Changes in Equity for the third quarter ended 30 September 2006

	Share Capital & Share Premium	Reserves	Retained Earnings	Minority Interests	Total Equity
	$'000	$'000	$'000	$'000	$'000
The Group					
Balance at 1 July 2006	1,070,294	746,553	650,085	294,767	2,761,699
Fair value gain on available-for-sale financial assets	-	52,769	-	480	53,249
Revaluation surplus on investment properties	-	137	-	92	229
Currency translation differences	-	685	-	617	1,302
Net gains recognised directly in equity	-	53,591	-	1,189	54,780
Net profit for the financial period	-	-	31,468	3,432	34,900
Total recognised gains for the financial period	-	53,591	31,468	4,621	89,680
Employee share option scheme :					
- proceeds from shares issued	495	-	-	-	495
Additional issue of shares by subsidiary	-	-	-	300	300
Acquisition of interest in subsidiary	-	-	-	(61,483)	(61,483)
Balance at 30 September 2006	1,070,789	800,144	681,553	238,205	2,790,691

Group Statement of Changes in Equity for the third quarter ended 30 September 2005 (restated)

	Share Capital & Share Premium	Reserves	Retained Earnings	Minority Interests	Total Equity
	$'000	$'000	$'000	$'000	$'000
The Group					
Balance at 1 July 2005	1,068,026	580,454	582,212	222,868	2,453,560
Fair value gain on available-for-sale financial assets	-	17,883	-	85	17,968
Currency translation differences	-	1,565	-	259	1,824
Net gains recognised directly in equity	-	19,448	-	344	19,792
Net profit for the financial period	-	-	33,197	4,877	38,074
Total recognised gains for the financial period	-	19,448	33,197	5,221	57,866
Employee share option scheme :					
- proceeds from shares issued	45	-	-	-	45
Acquisition of minority interest	-	-	-	(630)	(630)
Balance at 30 September 2005	1,068,071	599,902	615,409	227,459	2,510,841

Company Statement of Changes in Equity for the third quarter ended 30 September 2006

	Share Capital & Share Premium	Reserves	Retained Earnings	Total
	$'000	$'000	$'000	$'000
The Company				
Balance at 1 July 2006	1,070,294	379,602	68,466	1,518,362
Fair value gain on available-for-sale financial assets	-	18,956	-	18,956
Net profit for the financial period	-	-	6,942	6,942
Total recognised gains for the financial period	-	18,956	6,942	25,898
Employee share option scheme :				
- proceeds from shares issued	495	-	-	495
Balance at 30 September 2006	1,070,789	398,558	75,408	1,544,755

Company Statement of Changes in Equity for the third quarter ended 30 September 2005 (restated)

	Share Capital & Share Premium	Reserves	Retained Earnings	Total
	$'000	$'000	$'000	$'000
The Company				
Balance at 1 July 2005	1,068,026	328,317	47,489	1,443,832
Fair value gain on available-for-sale financial assets	-	2,703	-	2,703
Net profit for the financial period	-	-	17,195	17,195
Total recognised gains for the financial period	-	2,703	17,195	19,898
Employee share option scheme :				
- proceeds from shares issued	45	-	-	45
Balance at 30 September 2005	1,068,071	331,020	64,684	1,463,775

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.

During the period, the issued share capital was increased as follows:

	$
Issued capital as at 1 July 2006	794,145,154
Issue of ordinary shares of S$1.00 each arising from the exercise of:	
2003 Options granted under the UOL 2000 Share Option Scheme	11,000
2004 Options granted under the UOL 2000 Share Option Scheme	80,000
2005 Options granted under the UOL 2000 Share Option Scheme	130,000
Issued capital as at 30 September 2006	794,366,154

The following number of ordinary shares may be issued upon the exercise of the subscription rights in full by holders of :

	30.09.06	30.09.05
Options granted under the UOL Executives Share Options and UOL 2000 Share Option Scheme :		
- 2001 Options during the option period from 31 May 2002 to 30 May 2011 at the offer price of $1.58 per share	-	12,000
- 2002 Options during the option period from 27 June 2003 to 26 June 2012 at the offer price of $1.81 per share	48,000	111,000
- 2003 Options during the option period from 27 June 2004 to 26 June 2013 at the offer price of $2.05 per share	246,000	399,000
- 2004 Options during the option period from 21 May 2005 to 20 May 2014 at the exercise price of $2.28 per share	607,000	1,146,000
- 2005 Options during the option period from 9 May 2006 to 8 May 2015 at the exercise price of $2.23 per share	732,000	1,378,000
- 2006 Options during the option period from 18 May 2007 to 17 May 2016 at the exercise price of $3.21 per share	1,378,000	-
	3,011,000	3,046,000

2 Whether the figures have been audited, or reviewed and in accordance with which standard (e.g. the Singapore Standard on Auditing 910 (Engagements to Review Financial Statements), or an equivalent standard)

The figures have neither been audited nor reviewed by the Company's auditors.

3 Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of matter)

Not applicable.

4 Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied

The Group has applied the same accounting policies and methods of computation in the financial statements for the current financial period as those of the audited financial statements for the year ended 31 December 2005.

5 If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of the change

Not applicable.

6 Earnings per ordinary share of the group for the current period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends

	Group	
	3rd Quarter 2006	3rd Quarter 2005
Earnings per ordinary share for the period		
(i) Based on weighted average number of ordinary shares in issue	Cents 3.97	Cents 4.19
(ii) On a fully diluted basis	Cents 3.96	Cents 4.19

Earnings per share is calculated by reference to the weighted average number of ordinary shares in issue during the period.

For the purposes of calculating diluted earnings per share, the weighted average number of shares in issue is adjusted to take into account the dilutive effect arising from the outstanding options granted to employees and warrants issued, where such shares would have been issued at a price lower than market value.

7 Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the (a) current period reported on and (b) immediately preceding financial year

	Group		Company	
	30.09.06	31.12.05	30.09.06	31.12.05
Net asset value per ordinary share	$3.21	$2.98	$1.94	$1.92
Net tangible asset backing per ordinary share	$3.19	$2.96	$1.94	$1.92

8 A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. The review must discuss any significant factors that affected the turnover, costs and earnings of the group for the current financial period reported on, including (where applicable) seasonable or cyclical factors. It must also discuss any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.

Group revenue in the third quarter of 2006 increased by $22.6 million or 18% to $149.9 million from $127.3 million in the corresponding quarter of 2005. The increase in revenue came largely from property development with the progressive recognition of revenues from the sale of Twin Regency, Regency Suites and Newton Suites. Revenue from hotel operations was also higher with the inclusion of revenue from the newly acquired Hotel Negara. Dividend income was higher following the receipt of a special dividend from the Group's holding of shares in United Overseas Bank Limited. Revenue from property investments declined marginally, largely affected by extension works carried out by the shopping mall at Novena Square.

Miscellaneous gains were lower in third quarter of 2006 in the absence of the gain on option relating to the Exchangeable Notes amounting to $11.2 million. The launch of the sales of the Southbank development during the quarter resulted in higher marketing and distribution expenses. Net interest expense (taking into account interest income) increased by $6.1 million due to higher borrowing cost to finance recent acquisitions.

The share of results of associated companies was higher, reflecting their better performance. It also includes the results of two associated companies which were acquired during the second quarter of 2006.

The Group's pre-tax profit in the third quarter of 2006 was $43.3 million, a decrease of $2.2 million or 5% over the pre-tax profit of $45.5 million in the corresponding quarter of 2005. Group attributable profit in the third quarter of 2006 decreased by $1.7 million or 5% to $31.5 million as compared to the profit of $33.2 million in the corresponding quarter of 2005.

For the nine months ended 30 September 2006, the Group achieved pre-tax profit of $143.9 million, an increase of $23.7 million or 20% as compared to the pre-tax profit of $120.2 million in the corresponding period of 2005. Profits from property development, hotel operations and associated companies were higher. The results also included an exceptional gain from the recognition of negative goodwill arising from the acquisition of shareholding interests in an associated company. Group attributable profit for the nine months ended 30 September 2006 increased by $25.6 million or 31% to $107.7 million as compared to $82.1 million in the corresponding period of 2005.

9 Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results

Nil.

10 A commentary at the date of this announcement of the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months

The outlook for the Singapore property market remains positive. Occupancy and rental rates for offices are expected to improve, underpinned by limited new supply. Benefitting from favourable consumer sentiment, rental rates for retail space should continue to improve while demand for residential properties is expected to be healthy.

The outlook for the tourism sector in Singapore and the region remains good and the majority of the Group's hotel will continue to benefit from high occupancy and/or improved average room rates. However, operating conditions remain difficult for the Parkroyal Yangon. Performance of the Sheraton Perth and Parkroyal Kuala Lumpur will be affected by refurbishment works undertaken to convert certain existing offices into guestrooms.

Since the end of the third quarter 2006, the Group had announced the sale of its entire shareholding interests in Hotel Grand Plaza (Singapore) Pte Ltd and Clifford Development Pte Ltd. The gain attributable to the Group upon completion of the sales are approximately $67.3 million and $146.0 million respectively and will be recognised in the results of the current financial year ending 31 December 2006. The Group had also announced the sale of Central Plaza, a 20-storey office block at 298 Tiong Bahru Plaza, Singapore. As completion is scheduled in January 2007, the gain of approximately $79 million from the sale will only be reflected in the results for the financial year ending 31 December 2007.

11 Dividend

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on?

Name of dividend	:	N.A.
Dividend Type	:	N.A.
Dividend Rate	:	Nil
Par value of shares	:	N.A.
Tax Rate	:	N.A.

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year?

Name of dividend	:	N.A.
Dividend Type	:	N.A.
Dividend Rate	:	Nil
Par value of shares	:	N.A.
Tax Rate	:	N.A.

(c) Date payable : N.A.

(d) Books closure date : N.A.

12 If no dividend has been declared/recommended, a statement to that effect

No dividend has been declared or recommended for the third quarter ended 30 September 2006.

CONFIRMATION BY DIRECTORS

The Board of Directors of the Company hereby confirm that, to the best of their knowledge, nothing has come to the attention of the Board of Directors which may render the unaudited consolidated financial results for the nine months/third quarter ended 30 September 2006 to be false or misleading.

BY ORDER OF THE BOARD

Foo Thiam Fong Wellington
Company Secretary
Dated this 1st day of November 2006